SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAS NATURAL

Third Quarter results 2006

GAS NATURAL Third quarter 2006 results

NET PROFIT UP 22.3% TO €646.9 MILLION

•	Net profit amounted to €646.9 million in the first nine months of 2006, a 22.3% increase on the same period of 2005.

•	EBITDA confirmed the trend observed in the first half and increased by 26.3% in 9M06. Electricity in Spain and the growing contribution from gas supply, plus gas distribution in Latin America, were the main contributors to this growth.

•	EBITDA in the electricity business in Spain (generation and supply) amounted to €203.8, i.e. €127.0 million (165.4%) more than in 9M05, as a result of growth in power generation and streamlining of the customer roster.

•	Power output in Spain totalled 14.294 GWh (+113.0%) due to the entry into service, early in 2006, of the three 400 MW units that comprise the Cartagena plant. GAS NATURAL has an 8.5% share of the market in “ordinary regime” power generation.

•	Gas distribution in Latin America continues to expand organically, with EBITDA up 27.2% to €279.7 million, driven principally by Brazil.

•	EBITDA in the gas supply business (Wholesale and Retail) continued to recover due to streamlining of the industrial customer portfolio and normalisation of prices in Spain. EBITDA amounted to €93.0 million, 144.1% more than in 9M05.

•	GAS NATURAL had over 10.5 million gas distribution connections at the end of the quarter, a year-on-year increase of 532,000 (5.3%).

•	Organic growth remains strong in the gas distribution business in Italy, with double-digit growth in revenues and a 24.3% year-on-year increase in EBITDA.

•	GAS NATURAL has completed the process of reducing its stake in Enagás to 5%, as required by current legislation; the divestment took place in an orderly way over the last two years without perturbing the share price.

•	GAS NATURAL reorganised internally to successfully face the new challenges arising from full liberalisation of the gas market in Spain from January 2008 and the specific management challenges posed by gas distribution in Latin America.

•	GAS NATURAL moved its headquarters from the emblematic Portal de l’Àngel building in Barcelona, which it has occupied since 1895, to a new purpose-built complex in the Barceloneta district.

GAS NATURAL Third quarter 2006 results

1.- TENDER OFFER FOR ENDESA

On 5 September 2005, the Board of Directors of GAS NATURAL unanimously resolved to make a tender offer for 100% of Endesa.

Additionally, GAS NATURAL and Iberdrola signed an agreement for the sale of certain assets of the resulting group, conditional upon GAS NATURAL attaining effective control over Endesa and subject to approval by the pertinent authorities.

On 3 February 2006, the Spanish Cabinet approved the operation, subject to compliance with twenty conditions. On 6 February 2006, after analysing the conditions imposed by the Spanish Cabinet, the Board of Directors of GAS NATURAL resolved to continue with the tender offer for 100% of Endesa since GAS NATURAL believes that the deal’s strategic, industrial and financial advantages are compatible with meeting the Spanish Cabinet’s conditions for the business concentration.

On 21 February 2006, German company E.On filed an application with the CNMV to present a tender offer for 100% of the shares of Endesa.

On 27 February 2006, the CNMV approved GAS NATURAL’s tender offer to Endesa’s shareholders.

The period for acceptance of GAS NATURAL’s offer commenced on 6 March 2006.

On 21 March 2006, as a precautionary measure and without addressing the substance of the case, Madrid Mercantile Court No. 3 suspended the tender offer temporarily at the request of Endesa, which alleged collusion between GAS NATURAL and Iberdrola. To make the suspension effective, Endesa had to post a bond of €1 billion. On 31 March 2006, the Board of Directors of Endesa decided to post the bond with the Court. Once Endesa posted the required bond, the suspension took effect on 4 April 2006. On 21 June 2006, the Madrid Mercantile Court no. 3 scheduled a hearing on the substance of the case for 12 December 2006.

On 24 March 2006, the CNMV decided that, if Endesa posted the bond and GAS NATURAL’s offer were suspended, the procedure for competing bids would also be suspended.

On 7 April 2006, GAS NATURAL held an Extraordinary Shareholders’ Meeting which approved a capital increase of 602,429,955 new ordinary shares (one euro par value each), providing for the possibility of incomplete subscription and total suppression of the pre-emptive right, for non-monetary contributions consisting of the shares of Endesa whose owners accepted the tender offer, and it empowered the Board of Directors to establish the issue premium.

Prior to the Shareholders’ Meeting, the Board of Directors resolved that implementation of the resolutions relating to the company’s tender offer for Endesa shares would depend on removal of the suspension of the tender offer ordered by the Madrid Mercantile Court no. 3 on 21 March 2006.

On 28 April 2006, in response to a petition filed by Endesa, the Association of Minority Shareholders of Energy Companies, and the Federation of European Consumers (Euroconsumo), Spain’s Supreme Court ordered the suspension, as a precautionary measure, of the resolution adopted by the Spanish Cabinet on 3 February 2006 regarding the economic concentration operation consisting of GAS NATURAL acquiring exclusive control of Endesa. The suspension became effective as a result of the Supreme Court order dated 19 June 2006 which acknowledged the presentation of the necessary bond.

GAS NATURAL has filed appeals against the precautionary measures adopted by Madrid Mercantile Court no. 3 and the Supreme Court.

ENDESA also appealed against the CNE’s authorisation of GAS NATURAL’s bid and applied for precautionary measures, which were denied. ENDESA also appealed against the CNMV’s authorisation of GAS NATURAL’s bid, but did not apply for precautionary measures. Both appeals are being processed.

GAS NATURAL Third quarter 2006 results

Regarding the European dimension of the concentration transaction and the Spanish authorities’ competence to analyse it, on 14 July 2006 the European Court of First Instance in Luxembourg issued a decision on the substance of the case in which it rejected all of Endesa’s petitions and confirmed the European Commission’s decision that the operation was not within the competence of the EU.

At the date of this report, the CNMV has not authorised E.On’s bid.

GAS NATURAL Third quarter 2006 results

2.- MAIN AGGREGATES

2.1.- Main financial aggregates

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
2,284.9	1,994.3	14.6	Net sales	7,707.1	5,782.5	33.3
481.2	393.8	22.2	EBITDA	1,415.6	1,120.8	26.3
324.1	250.8	29.2	Operating income	940.4	722.1	30.2
191.1	161.1	18.6	Net profit	646.9	528.9	22.3

—	—	—	Average number of shares (million)	447.8	447.8	—

1.07	0.88	22.2	EBITDA per share (€)	3.16	2.50	26.3
0.43	0.36	18.6	Net profit per share (€)	1.44	1.18	22.3

231.0	264.2	-12.6	Investments	766.8	1,089.8	-29.6
—	—	—	Net financial debt (at 30/09)	3,221.9	3,245.1	-0.7

2.2.- Ratios

	9M06	9M05
ROACE[1]	13.8%	12.8%
ROE[2]	16.2%	14.9%

Leverage[3]	34.9%	37.8%
EBITDA/Net financial result	7.0x	6.8x
Net debt/EBITDA	1.8x	2.2x

P/E	20.5x	16.1x
EV/EBITDA	8.9x	9.6x

Share performance and balance sheet at 30 September.

[1]	Operating income/Average operating capital (Net tangible and intangible assets - Deferred revenues linked to fixed assets + Other fixed assets + Goodwill +Non-financial working capital)

[2]	Net profit/ Average equity

[3]	Net financial debt/(Net financial debt + Equity + Minority interest)

GAS NATURAL Third quarter 2006 results

2.3.- Main physical aggregates

3Q06	3Q05%			9M06	9M05%
99,280	95,488	4.0	Distribution (GWh):	321,870	309,945	3.8
55,342	53,478	3.5	Spain:	193,467	186,046	4.0
4,903	7,801	-37.1	Tariff gas sales	31,505	36,834	-14.5
50,439	45,677	10.4	TPA	161,962	149,212	8.5
43,751	41,817	4.6	Latin America:	126,611	121,972	3.8
28,402	28,349	0.2	Tariff gas sales	77,759	74,218	4.8
15,349	13,468	14.0	TPA	48,853	47,754	2.3
187	193	-3.1	Italy:	1,792	1,927	-7.0
169	182	-7.1	Tariff gas sales	1,720	1,867	-7.9
18	11	63.6	TPA	72	60	20.0

889	1,086	20.8	Distribution network (km):	103,269	98,723	4.6
471	620	-24.0	Spain	41,547	39,146	6.1
381	370	3.0	Latin America	57,795	55,868	3.4
47	96	-51.0	Italy	3,927	3,709	5.9

112	149	-24.8	Increase in gas distribution connections, (‘000)	354	433	-18.2
69	73	-5.5	Spain	209	225	-7.1
36	65	-44.6	Latin America	122	185	-34.1
7	11	-36.4	Italy	23	23	—
—	—	—	Gas distribution connections, (‘000) (at 30/09):	10,530	9,998	5.3
—	—	—	Spain	5,343	5,033	6.2
—	—	—	Latin America	4,880	4,690	4.1
—	—	—	Italy	307	275	11.6

63,809	62,451	2.2	Gas supply (GWh):	221,496	219,325	1.0
53,439	55,524	-3.8	Spain	188,767	189,687	-0.5
10,370	6,927	49.7	International	32,729	29,638	10.4

30,780	35,650	-13.7	Gas transportation - EMPL (GWh)	99,381	109,085	-8.9

—	—	—	Contracts per customer in Spain (at 30/09)	1.46	1.46	—
5,033	3,067	64.1	Electricity generated (GWh):	15,523	7,851	97.7
4,604	2,655	73.4	Spain	14,294	6,712	—
429	412	4.1	Puerto Rico	1,229	1,139	7.9

42	—	—	Installed capacity (MW):	3,440	2,173	58.3
42	—	—	Spain	3,169	1,902	66.6
—	—	—	Puerto Rico	271	271	—
—	—	—	Employees[4] (at 30/09)	6,717	6,788	-1.0

[4]	Includes the entire workforces of jointly-managed companies (Stream and EcoEléctrica).

GAS NATURAL Third quarter 2006 results

3.- ANALYSIS OF CONSOLIDATED RESULTS

3.1.- Changes in group size

The main changes in consolidated group size in 2006 with respect to 2005 are as follows:

•	The acquisition of holdings in a number of wind farm companies (DERSA), which have been fully consolidated since 1 April 2005.

•	Deconsolidation of Enagás effective 1 October 2005.

•	Acquisition of 100% of Petroleum Oil & Gas España in March 2006 and full consolidation since 1 March 2006.

•	Non-inclusion, by the equity method, of Gas Natural de Álava effective 1 September 2006.

3.2.- Analysis of results

3.2.1- Net sales

Net sales in 9M06 amounted to €7,707.1 million, 33.3% more than in 9M05, due basically to greater business activity (particularly in electricity in Spain), growth in gas supply (higher natural gas prices) and expansion in Latin America.

3.2.2.- EBITDA and operating income

EBITDA in 9M06 totalled €1,415.6 million, a 26.3% increase on 9M05.

Contribution to EBITDA by business

Distribution overall (Spain, Latin America and Italy) accounts for 64.9% of GAS NATURAL’s EBITDA. Distribution in Spain is the main source of EBITDA (43.5%).

The electricity business in Spain continued to grow rapidly and now accounts for 14.4% of total EBITDA.

Upstream and Midstream activities (basically the operation of the Maghreb-Europe gas pipeline and maritime transportation of gas) together accounted for 9.8% of the total.

Depreciation and provisions increased by 19.2% overall due basically to past investment in power generation and gas distribution networks, which boosted operating income by 30.2% to €940.4 million.

GAS NATURAL Third quarter 2006 results

3.2.3.- Financial results

The breakdown of financial results is as follows:

(unaudited)

3Q06	3Q05	(€ Mn)	9M06	9M05
-58.1	-54.8	Cost of net financial debt	-181.6	-157.4
-0.2	-1.6	Exchange differences in Argentina	-1.4	2.4
0.3	-0.4	Rest of exchange differences (net)	-1.2	-3.8
3.8	7.9	Capitalized interest	10.6	14.5
-11.3	-15.1	Other financial expenses/revenues	-29.0	-21.4

-65.5	-64.0	Net financial result	-202.6	-165.7

The net financial loss was €202.6 million in 9M06, compared with €165.7 million in 9M05. The increase was basically the result of a higher cost of debt, driven mainly by a larger average debt volume (+11.4% with respect to 9M05).

The “Exchange differences in Argentina” caption reflects exchange differences booked at Gas Natural BAN on its dollar-denominated debt. This effect was negative because of adverse performance by the Argentinean peso (3.08 pesos to the dollar, compared with 3.01 at 2005 year-end).

Net financial debt (€ Mn)

The figure shows the trend in GAS NATURAL’s consolidated net debt and leverage between 31 December 2005 and 30 September 2006. Strong cash flow enabled net debt to fall by €393.3 million in the period, to €3,221.9 million at 30 September 2006, with the result that leverage was a healthy 34.6%, the net debt/EBITDA ratio was 1.8x, and interest cover was 7.0x.

Fluctuations in 9M06 in the exchange rates of other currencies (basically the dollar and the Mexican peso) against the euro reduced net debt by €113.0 million in the period.

GAS NATURAL Third quarter 2006 results

The breakdown of the net financial debt by currency at 30 September 2006, in absolute and relative terms, is as follows:

(unaudited)

(€ Mn)	30/09/06%
EUR	1,751.9	54.4
USD	548.8	17.0
BRL	447.0	13.9
MXN	333.2	10.3
ARS	97.8	3.0
COP	64.4	2.0
USD–Argentina	5.4	0.2
Other currencies	-26.6	-0.8

Total net financial debt	3,221.9	100.0

Net dollar-denominated financial debt (excluding Argentina) relates mainly to EMPL, the company which manages the Maghreb-Europe gas pipeline, and to EcoEléctrica, whose accounts and cash flow are in dollars.

The “Other currencies” item includes the amount of the capital increase at El Andalus LNG which had not yet been registered at 30 September 2006.

Latin American companies’ debt is in local currency, except Argentina, where 5.2% of net debt is in dollars.

During the third quarter of 2006, GAS NATURAL BAN continued its policy of switching its dollar-denominated debt into local currency. In this line, in July 2006 it made its first issue of 2-year bonds in its local market for an amount of 113 million Argentinean pesos.

At 30 September 2006, Gas Natural BAN’s net borrowings in dollars amounted to 6.8 million dollars. In the fourth quarter of 2006, it plans to have converted all its dollar-denominated debt into pesos.

Debt maturity5, (€ Mn)

A total of 62.6% of consolidated debt is at fixed interest rates and the other 37.4% is at floating rates.

As for maturities, 14.4% of the debt5 matures in the short term and the other 85.1% in the long term (47.3% after 2010).

The current credit rating of GAS NATURAL’s short- and long-term debt is as follows:

Agency	Long term	Short term	Outlook
Moody’s	A2	P-1	Review for possible downgrade
Standard & Poor’s	A+	A-1	Negative creditwatch
Fitch	A+	F1	Rating watch negative

[5]	Gross debt €3,455 m

GAS NATURAL Third quarter 2006 results

On 6 September 2005, the agencies put the ratings under review as a result of the tender offer for Endesa.

3.2.4.- Equity income

The main items in this account relate to results from minority stakes in gas distribution companies in Spain (Gas Aragón), wind power companies, and Enagás (equity-accounted between January and September 2005). The stake in Enagás (from 1 October 2005) and in Gas Natural de Álava (from 1 September 2006) are carried as financial assets available for sale (and not by the equity method).

Minority interests amounted to €4.1 million, compared with €33.0 million in 2005. The difference is due basically to the deconsolidation of Enagás effective 1 October 2005. Enagás contributed €30.0 million to the equity-accounted affiliates line-item in 9M05.

3.2.5.- Capital gain on disposal of non-current assets

Disposals of non-current assets in 9M06 provided a net gain of €223.8 million, compared with €215.8 million in 9M05.

This result is due basically to the disposal in 2006 of 7.8% of Enagás. The company sold 10.6% of Enagás in 9M05.

At 30 September 2006, the company owned 5.0% of Enagás. GAS NATURAL completed the divestment of Enagás to not more than 5.0% in compliance with current legislation before the deadline of 1 January 2007.

3.2.6.- Corporate income tax

The corporate income tax expense totalled €264.9 million, i.e. an effective tax rate of 27.4%, compared with 27.8% in 9M05.

The difference with respect to the general tax rate was due to tax credits, equity-accounted affiliates, tax loss carryforwards, and different tax systems applied to companies operating outside Spain.

3.2.7.- Minority interest

The main items in this account are the minority shareholders of: EMPL (owned 72.6% by GAS NATURAL), the subgroup of subsidiaries in Colombia (owned 59.1%), Gas Natural BAN (owned 50.4%), Gas Natural Mexico (owned 86.8%), Brazilian companies CEG (owned 54.2%) and CEG Rio (owned 59.6%), as well as other companies in Spain.

Income attributed to minority interests in 2006 amounted to €53.9 million, a €1.5 million increase due mainly to a higher contribution from the subgroup of investees in Colombia.

GAS NATURAL Third quarter 2006 results

3.3.- Investments

Investments totalled €766.8 million in 9M06, 29.6% less than in 9M05, basically because of the acquisition of DERSA in April 2005.

The breakdown of investments by type is as follows:

(unaudited)

(€ Mn)	9M06	9M05%
Capital expenditure	686.5	769.6	-10.8
Investments in intangible assets	28.1	28.4	-1.1
Financial investments	52.2	291.8	-82.1

Total investments	766.8	1,089.8	-29.6

Investment in property, plant and equipment amounted to €686.5 million in 9M06, a 10.8% decrease due basically to completion and start-up of the Cartagena combined cycle plant, which was still under construction in 2005.

Investments in the period also include the acquisition of 100% of Petroleum Oil & Gas España in March 2006.

The breakdown of capital expenditure by line of business is as follows:

(unaudited)

(€ Mn)	9M06	9M05%
Gas distribution:	351.6	385.6	-8.8
Spain	234.5	222.5	5.4
Latin America	77.3	116.9	-33.9
Italy	39.8	46.2	-13.9

Electricity:	252.2	354.0	-28.8
Spain	245.3	350.5	-30.0
Puerto Rico	6.9	3.5	97.1

Gas:	66.3	15.1	—
Upstream + Midstream	58.8	7.2	—
Wholesale & Retail	7.5	7.9	-5.1

Rest	16.4	14.9	10.1

Total capital expenditure	686.5	769.6	-10.8

Investment in distribution totalled €351.6 million, 8.8% less than in 9M05. Whereas investment in distribution in Spain increased by 5.4% because of expansion of the gas grid, investment in distribution in Latin America fell by 33.9%, basically as a result of a slowdown in business in Mexico.

Capital expenditure by activity

Investment in power generation fell 30.0% since the Cartagena plant’s three 400 MW units were under construction and the two 400 MW units at Arrúbal were being completed in 9M05; in contrast, only the two 400 MW units at Plana del Vent and the 400 MW Málaga unit were under construction in 9M06.

Investment in Upstream and Midstream reflects start-up of the Gassi Touil integrated LNG project and the development of Petroleum Oil & Gas España.

GAS NATURAL Third quarter 2006 results

In 2006, 35.7% of investment in tangible fixed assets related to electricity in Spain, mainly for the development of another two combined cycle units at Plana del Vent (800 MW) plus one unit in Málaga (400 MW).

Investment in gas distribution in Spain, which accounted for 34.2% of the total, was allocated to acquiring new customers by extending the distribution grid by over 2,401 km in the last twelve months (6.1% growth).

Net intangible and tangible fixed assets increased by €197.1 million in 9M06 to €9,101.1 million at 30 September 2006.

The breakdown of this figure by line of business is as follows:

(unaudited)

(€ Mn)	30/09/06%
Distribution:	5,632.1	61.9
Spain	3,526.4	38.7
Latin America	1,690.6	18.6
Italy	415.1	4.6

Electricity:	2,312.0	25.4
Spain	2,099.3	23.1
Puerto Rico	212.7	2.3

Gas:	976.2	10.7
Upstream + Midstream	879.9	9.7
Wholesale & Retail	96.3	1.1

Rest	180.8	2.0

Total net tangible and intangible assets	9,101.1	100.0

Overall intangible and tangible fixed assets included construction in progress worth €660.1 million, of which €422.8 million relate to the electricity business, €70.9 million to Latin America, and €66.9 million to Upstream+Midstream.

Distribution accounts for 61.9% of GAS NATURAL’s total net tangible fixed and intangible assets.

Tangible and intangible assets in Latin America

Intangible and tangible fixed assets in Latin America amount to €1,690.6 million (18.6% of the consolidated total) and relate to gas distribution.

The figure shows the asset breakdown by country: Brazil accounts for 54% of the total, followed by Mexico with 28%.

GAS NATURAL Third quarter 2006 results

3.4.- Goodwill

International Financial Reporting Standards (IFRS) do not allow goodwill to be amortised. Nevertheless, goodwill must be reviewed to detect any impairment. In accordance with available estimates, the projected attributable revenues assure the recovery of GAS NATURAL’s net assets and goodwill.

Goodwill in consolidation on the balance sheet as of 30 September 2006 amounted to €444.0 million and is detailed below by country:

(unaudited)

(€ Mn)	30/09/06
Italy	135.0
Puerto Rico	134.1
Spain	119.5
Mexico	34.0
Brazil	21.4

Total	444.0

Goodwill in Spain arose basically on purchased wind power companies.

3.5.- Shareholders’ equity

On 8 June 2006, the Ordinary Shareholders’ Meeting approved an 18.3% increase in the dividend, i.e. a total of €0.84 per share out of 2005 income.

Pay-out

The dividend distributed represents an increase in the pay-out from 49.5% to 50.2%, in line with the 2008 target of 52%-55%.

At 30 September 2006, shareholders’ equity totalled €6,011.2 million, having increased by 12.5% in the previous twelve months. Of that total, €5,653.1 million is attributable to GAS NATURAL, an 11.5% increase.

GAS NATURAL Third quarter 2006 results

4.- ANALYSIS OF RESULTS BY ACTIVITY

The criteria used to assign amounts to the activities are as follows:

•	The margin on intercompany transactions is allocated on the basis of the final destination of the sale, in terms of market.

•	All revenues and expenses relating directly and exclusively to a business line are allocated directly to it.

•	Corporate expenses and revenues are assigned on the basis of their use by the individual business lines.

4.1.- Distribution in Spain

This area includes gas distribution, regulated-rate supply, third-party access and secondary transportation, as well as the distribution activities in Spain that are charged for outside the regulated remuneration (meter rentals, customer connections, etc.).

4.1.1.- Results

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
401.4	399.8	0.4	Net sales	1,565.9	1,425.5	9.8
-93.3	-95.6	-2.4	Purchases	-651.7	-509.2	28.0
-19.0	-18.6	2.2	Personnel costs, net	-48.5	-58.5	-17.1
-88.7	-93.2	-4.8	Other expenses/income	-250.1	-274.5	-8.9

200.4	192.4	4.2	EBITDA	615.6	583.3	5.5

-66.6	-62.6	6.4	Charge for depreciation and amortisation	-197.1	-187.5	5.1
2.6	-2.7	—	Variation in operating provisions	-9.9	-6.3	57.1

136.4	127.1	7.3	Operating income	408.6	389.5	4.9

Net sales in gas distribution business in Spain totalled €1,565.9 million, 9.8% more than in 2005.

EBITDA amounted to €615.6 million, up 5.5% on the figure reported in 9M05 and in line with the increase in regulated remuneration for 2006. As a result of steady liberalisation of the gas market, sales of gas at the tariff have been affected by residential customers shifting to the liberalised market. Since 77% switched to GAS NATURAL’s own supply company, the retention rate is high.

The reduction in personnel expenses was due to the fact that capitalised in-house work on fixed assets was higher in 2006, because of a 5.4% increase in capital expenditure, and this figure is stated net in the consolidated income statement under IFRS.

An increase of 6.8% in depreciation and amortisation charges and the impact of provisions left operating income just 4.9% higher.

GAS NATURAL Third quarter 2006 results

4.1.2.- Main aggregates

The main aggregates in gas distribution in Spain were as follows:

3Q06	3Q05%			9M06	9M05%
55,342	53,478	3.5	Gas activity sales (GWh):	193,467	186,046	4.0
4,903	7,801	-37.1	Tariff gas sales	31,505	36,834	-14.5
469	931	-49.6	Residential	13,932	18,264	-23.7
4,434	3,595	23.3	Industrial	15,428	9,585	61.0
—	3,275	—	Electricity	2,145	8,986	-76.1
50,439	45,677	10.4	TPA	161,962	149,212	8.5

471	620	-24.0	Distribution network (km)	41,547	39,146	6.1
69	73	-5.5	Change in distribution connections (‘000)	209	225	-7.1

—	—	—	Distribution connections (000) (at 30/9)	5,343	5,033	6.2

Regulated gas sales in Spain, which include regulated-rate gas distribution and supply as well as third-party access (TPA), amounted to 193,467 GWh, 4.0% more than in 9M05.

Gas sales to the regulated residential market decreased by 23.7% due to the difference in winter temperatures and the progressive migration by customers to the liberalised segment (to GAS NATURAL’s own supply company and to rivals). The liberalised gas market now represents 87% of total gas sales, up from 83% one year ago. Nevertheless, gas sales in the industrial market increased by 61.0% on 9M05 due basically to reverse migration to the regulated tariff by mid-sized industrial customers as a result of market prices. Industry Ministry Order ITC 4101/2005, dated 30 June, established that gas for thermal power plants must be supplied from the liberalised market, thus eliminating sales of gas at the tariff for power generation.

Third-party access (TPA) services increased by 8.5% to 161,962 GWh, of which 74,112 GWh (+8.4%) related to services to third parties and the other 87,850 GWh (+8.6%) to GAS NATURAL, which is the main operator in the liberalised gas market.

The distribution network was extended by 2,401 km in the last twelve months, to 41,547 km at 30 September 2006, a year-on-year increase of 6.1%. In 9M06, 28 municipalities were connected to the gas grid, making a total of 842. Additionally, agreements were signed to link other Spanish municipalities to the grid, and they will be implemented in the coming quarters.

GAS NATURAL is rapidly increasing the number of supply connections, having added 310,000 new connections in the last twelve months. At 30 September 2006, there were a total of 5,343,000 gas distribution connections in Spain, a 6.2% increase year-on-year.

4.2.- Distribution in Latin America

This division covers gas distribution in Argentina, Brazil, Colombia and Mexico.

GAS NATURAL Third quarter 2006 results

4.2.1.- Results

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
396.6	378.8	4.7	Net sales	1,152.4	1,005.4	14.6
-231.7	-240.7	-3.7	Purchases	-713.1	-638.4	11.7
-14.4	-14.1	2.1	Personnel costs, net	-44.8	-37.8	18.5
-50.2	-41.5	21.0	Other expenses/income	-114.8	-109.3	5.0

100.3	82.5	21.6	EBITDA	279.7	219.9	27.2

-21.5	-18.7	15.0	Charge for depreciation and amortisation	-68.5	-53.3	28.5
-3.0	-2.9	3.4	Variation in operating provisions	-11.8	-6.4	84.4

75.8	60.9	24.5	Operating income	199.4	160.2	24.5

Distribution earnings in Latin America continued to grow rapidly in the first nine months of 2006.

Net sales totalled €1,152.4 million, a 14.6% increase.

EBITDA amounted to €279.7 million, i.e. €59.8 million euro more than in 9M05 (a 27.2% increase). The main factors behind this growth are as follows:

•	Improved business performance in all countries, which increased EBITDA by €47.0 million.

•	Appreciation by local currencies, contributing €12.8 million to EBITDA.

Excluding the currency effect, EBITDA grew 21.4%.

EBITDA in Latin America, by country

The figure shows EBITDA in Latin America, by country, and the variation with respect to the same period of 2005.

Performance was particularly strong in Brazil, the main source of EBITDA in Latin America (41.7% of the total), which provided €116.7 million, 44.1% more than in 9M05 (+27.8% excluding exchange rate effects).

Net financial debt at the gas companies in Latin America amounted to €947.7 million at 30 September 2006.

GAS NATURAL Third quarter 2006 results

4.2.2.- Main aggregates

The main physical aggregates in gas distribution in Latin America are as follows:

3Q06	3Q05%			9M06	9M05%
43,751	41,817	4.6	Gas activity sales (GWh):	126,611	121,972	3.8
28,402	28,349	0.2	Tariff gas sales	77,759	74,218	4.8
15,349	13,468	14.0	TPA	48,852	47,754	2.3

381	370	3.0	Distribution network (km)	57,795	55,868	3.4

36	65	-44.7	Change in distribution connections (‘000)	122	185	-34.1

—	—	—	Distribution connections (‘000) (at 30/09)	4,879	4,690	4.0

Sales in the gas activity in Latin America, which include both gas sales and TPA (third-party access) services, totalled 126.611 GWh, a 3.8% increase year-on-year.

Sales increased by 19.6% in Colombia and 6.9% in Brazil.

The distribution network was extended by 1,927 km in the last twelve months, to 57,795 km at 30 September 2006, a year-on-year increase of 3.4%. Grid expansion was slower than in previous years since the commercial goal is to saturate the existing grid.

There were a total of 4,879,000 gas distribution connections at 30 September 2006. GAS NATURAL’s number of individual distribution connections continued to grow rapidly, rising by 189,000 year-on-year.

The main physical aggregates by country in the first nine months of 2006 are as follows:

	Argentina	Brazil	Colombia	Mexico	Total
Gas activity sales (GWh)	51,224	33,128	9,785	32,474	126,611
Change vs. 9M05 (%)	-1.7	6.9	19.6	5.7	3.8

Distribution network (km at 30/09)	21,464	5,307	15,877	15,147	57,795
Change vs. 30/09/05 (km)	303	584	701	339	1,927

Distribution connections (‘000 at 30/09)	1,314	755	1,693	1,117	4,879
Change vs. 30/09/06 (‘000)	32	30	113	14	189

Highlights:

•	Argentina continues to recover, with customer numbers rising and sales to the residential market up 6.6%.

On 20 July 2005, Gas Natural BAN and representatives of Argentina’s Economy & Production and Federal Planning, Public Investment & Services Ministries signed a memorandum agreement which, among other items, established a tariff increase in advance of the future tariff framework equivalent to a 27% increase in the company’s distribution margin, applicable as from November 2005.

GAS NATURAL Third quarter 2006 results

The President of Argentina ratified the Memorandum Agreement, as published in the Official Gazette of the Republic of Argentina on 10 April 2006. The application of the approved increases is currently being discussed with the regulator.

The tariff increase has been applied to Gas Natural BAN’s sales since 1 November 2005.

•	Sales in Brazil continued to grow at close to 10% year-on-year, in line with the trend in 2004 and 2005. Sales of gas for automotion increased by 21.4%, while sales to the industrial market increased by 4.9%.

The Brazilian industrial market continues to grow rapidly, with sales up 16.7% in Sao Paulo and 8.2% in Rio de Janeiro. Also, natural gas’s competitiveness as an automobile fuel led to a 21.4% year-on-year increase in sales in this segment, which now accounts for 23% of total sales in Brazil.

As a result of growth in gas distribution, good results in developing deregulated businesses, and more efficient management of costs (up 0.5%, much less than inflation in Brazil), there was a 28.5% year-on-year increase in EBITDA in local currency.

•	All markets in Colombia continue to register double-digit growth. Sales rose by 19.6% and the customer base expanded by over 113,000 year-on-year to 1,693,000 connection points. Sales of natural gas for vehicles increased by a notable 43.5%, and 21,513 vehicles were converted to natural gas in 9M06, a 92.0% increase on the same period of 2005.

Gas sales in Mexico increased by 5.7% due to the negative effect of rising gas prices (referenced to prices in the southern US). The Mexican government has implemented measures to palliate that effect: from 15 April 2005, it offered residential customers with an average monthly consumption of under 60 m3 a subsidy which reduced gas bills by up to 28.0%; this measure expired on 30 September 2006. It is expected that other forms of promoting gas use will be considered in the future.

4.3.- Distribution in Italy

This area refers to gas distribution in Italy.

4.3.1.- Results

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
4.4	28.6	-84.6	Net sales	113.7	97.5	16.6
3.0	-15.1	—	Purchases	-77.9	-55.6	40.1
-3.0	-3.5	-14.3	Personnel costs, net	-9.6	-9.7	-1.0
-1.7	-9.4	-81.9	Other expenses/income	-3.2	-13.7	-76.6

2.7	0.6	—	EBITDA	23.0	18.5	24.3

-7.1	-7.8	-9.0	Charge for depreciation and amortisation	-20.8	-17.8	16.9
-0.7	0.5	—	Variation in operating provisions	-0.7	0.5	—

-5.1	-6.7	-23.9	Operating income	1.5	1.2	25.0

Gas distribution in Italy contributed €23.0 million in EBITDA (+24.3%) as GAS NATURAL strengthens its position in that country.

GAS NATURAL Third quarter 2006 results

Expansion into the regions of Reggio Calabria and Catania, which led to greater investment (to add 218 km of distribution grid) and the resulting 16.9% increase in depreciation and amortisation charges led to €1.5 million in operating income, 25.0% more than in 9M05.

4.3.2.- Main aggregates

3Q06	3Q05%			9M06	9M05%
187	193	-3.1	Gas activity sales (GWh):	1,792	1,927	-7.0
169	182	-7.1	Tariff gas sales	1,720	1,867	-7.9
18	11	63.6	TPA	72	60	20.0

47	96	-51.0	Distribution network (km)	3,927	3,709	5.9

—	—	—	Distribution connections (‘000) (at 30/09)	307	275	11.6

A total of 1,792 GWh of gas were distributed in Italy, i.e. 7.0% less than in 9M05, due basically to warmer weather conditions this year.

Commercial activity has been stepped up this year, particularly in the Palermo, Catania and Reggio Calabria regions, resulting in the addition of 32,000 new connection points (with respect to last year).

4.4.- Electricity in Spain

This area includes power generation in Spain (combined cycle plants, wind farms and cogeneration), wholesale electricity trading, and the supply of electricity in the liberalised market in Spain.

4.4.1.- Results

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
331.1	238.4	38.9	Net sales	1,020.5	674.7	51.3
-218.2	-203.1	7.4	Purchases	-712.5	-558.7	27.5
-2.2	-2.4	-8.3	Personnel costs, net	-6.3	-4.6	37.0
-37.8	5.9	—	Other expenses/income	-97.9	-34.6	—

72.9	38.8	87.9	EBITDA	203.8	76.8	—

-20.9	-11.8	77.1	Charge for depreciation and amortisation	-57.5	-30.7	87.3
-1.0	0.4	—	Variation in operating provisions	-1.6	-1.1	45.5

51.0	27.4	86.1	Operating income	144.7	45.0	—

Net electricity sales totalled €1,020.5 million, a 51.3% increase.

Power generation continues to benefit from high pool prices, which in 3Q06 remained above those in 3Q06 (YTD average price: €57.24/MWh).6

[6]	Calculated taking account of the estimated impact of Royal Decree Law 3/2006.

GAS NATURAL Third quarter 2006 results

EBITDA in 9M06 amounted €203.8 million, more than double the 9M05 figure.

4.4.2.- Main aggregates

The key figures of GAS NATURAL’s electricity activities in Spain are as follows:

3Q06	3Q05%			9M06	9M05%
42	—	—	Installed capacity (MW):	3,169	1,902	66.6
—	—	—	CCGT	2,800	1,600	75.0
42	—	—	Wind	347	279	24.4
—	—	—	Cogeneration	22	23	-4.3

4,604	2,655	73.4	Electricity generated (GWh):	14,294	6,712	—
4,423	2,469	79.1	CCGT	13,707	6,279	—
146	146	0.0	Wind	475	331	43.5
35	40	-12.5	Cogeneration	112	102	9.8

-100	-489	-79.6	Contracted electricity (GWh/year)	465	3,944	-88.2

595	1,590	-62.6	Electricity sales (GWh):	2,277	4,799	-52.6
443	542	-18.3	Residential	1,535	1,382	11.1
152	1,048	-85.5	Industrial	742	3,417	-78.3

A total of 14,294 GWh were generated and sold in 9M06, basically to the wholesale market (133.0% more than in 9M05). The change is due to the fact that the Cartagena (1,200 MW) plant has been operating commercially since the first quarter of 2006 and is producing at full capacity in a situation of favourable pool prices.

The combined cycle plants generated 13,707 GWh in 9M06. GAS NATURAL had an 8.5% share of the “ordinary regime” power generation market in 9M06.

The plants attained over 4,907 equivalent hours of operation at full load in the 9M06, representing a load factor of over 75%.

Electricity supply in the liberalised market continues to suffer from having to compete with the regulated tariff (which is considerably lower), the result being that the business incurs losses when the market cost exceeds the tariff. Consequently, many supply companies are streamlining their customer portfolio in the liberalised market and customers are increasingly reverting to the regulated tariff.

GAS NATURAL’s portfolio of electricity contracts with industrial customers continued the trend observed in the second half of 2005; in the last twelve months, it has greatly reduced the amount of contracted electricity supply (from 3,944 GWh/year at 30 September 2005 to 465 GWh/year at 30 September 2006).

Electricity supply to industrial customers fell 78.6% with respect to 9M05. Electricity sales to residential customers are up 11.1% year-to-date but declined by 18.3% in the third quarter; there are a total of 383,000 supply contracts in this segment, approximately 92,000 fewer than at 30 September 2005.

GAS NATURAL Third quarter 2006 results

Industrial Customers portfolio

(TWh/y)

GAS NATURAL has 2,800 MW of operational combined cycle power production capacity, another 1,200 MW under construction (Plana del Vent and Málaga) and 800 MW at an advanced stage of permit obtainment, all in line with the objective of having 4,800 MW of CCGT capacity by 2008.

After acquiring wind assets through its subsidiary Gas Natural Corporación Eólica and completing wind farms it developed itself, GAS NATURAL now has 721 MW of gross installed capacity (347 MW attributable) and over 1,000 MW of wind capacity under development.

In 3Q06, 42 MW became operational (42 MW attributable) and another 21 MW (10.5 MW attributable) were at an advanced stage of construction. The wind power projects are located in the following regions: Galicia, Cantabria, Castilla y León, Navarra, La Rioja, Aragón, Cataluña, Andalucía and Castilla-La Mancha. GAS NATURAL has strengthened its position as one of the leading players in renewable energy, specifically wind power. GAS NATURAL’s net attributable wind output was 476 GWh in 9M06.

On 21 January 2005, the Spanish Cabinet approved the final individual allocation of greenhouse gas emission rights for 2005-2007; GAS NATURAL was allocated 13.670 million tonnes of CO2.

The rights allocated per year in 2005, 2006 and 2007 are as follows:

(Mt CO2)	2005	2006	2007
Emission rights	3.592	4.168	5.853[7]

During 3Q06, the company acquired emission rights in the European markets to cover the shortfall projected for 2006, as required by the regulations.

On 12 July 2006, Spain’s Ministers of the Environment, Industry, Commerce & Tourism and Economy presented the draft National Allocation Plan (NAP) of emission rights for 2008-2012. The NAP seeks to comply with the Kyoto commitments while preserving competitiveness and economic and budgetary stability. The annual allocation is 23.8% lower than in the 2005-2007 NAP; the electricity industry suffered a larger cut as it is considered to have more potential for reduction due to its lower exposure to competition and its greater capacity to internalise costs.

The final version of the National Allocation Plan for this second phase has yet to be issued.

Spain’s NAP is based on the idea that “Spain’s future energy balance will be shaped by a greater contribution from clean and renewable energies, growing participation by end users in the context of a liberalised market, to ensure rational, efficient use of energy, and the introduction of new technology to greatly improve energy efficiency”. In coherence with that goal, natural gas and renewables will increase their share of electricity production while coal and oil will decline due to the change in the power generation structure in line with the “2002-2011 Electricity and Gas Plan. 2005-2011 Update”.

[7]	The allocation for 2007 have yet to be transferred to GAS NATURAL.

GAS NATURAL Third quarter 2006 results

4.5.- Electricity in Puerto Rico

GAS NATURAL has been operating in Puerto Rico since October 2003, when it acquired 47.5% of EcoEléctrica and the exclusive right to import gas to the island, plus an operation, maintenance and fuel management contract.

4.5.1.- Results

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
41.4	34.6	19.7	Net sales	118.4	96.7	22.4
-20.5	-14.8	38.5	Purchases	-59.9	-42.5	40.9
-0.7	-0.7	0.0	Personnel costs, net	-2.3	-2.0	15.0
-3.5	-2.8	25.0	Other expenses/income	-8.9	-7.7	15.6

16.7	16.3	2.5	EBITDA	47.3	44.5	6.3

-4.3	-4.4	-2.3	Charge for depreciation and amortisation	-13.9	-12.1	14.9
0.0	0.5	—	Variation in operating provisions	-0.2	-1.3	-84.6

12.4	12.4	—	Operating income	33.2	31.1	6.8

GAS NATURAL’s activities in Puerto Rico provided US$58.8 million in EBITDA, 4.8% more than in 2005.

4.5.2.- Main aggregates

EcoEléctrica has a regasification plant (capacity: 115,000 m3) and a CCGT (540 MW). The CCGT, the first investor-owned gas-fired power plant in Puerto Rico, is located in Peñuelas, in the southern part of the island, and produces 15%-17% of the island’s total electricity needs.

In 2006, EcoEléctrica has sold 2,457 GWh (1,229 GWh attributable to GAS NATURAL), i.e. a 7.9% increase, with a load factor of 73% (69% in 9M05).

4.6.- Gas

4.6.1.- Upstream + Midstream

This area includes the development of integrated LNG projects, hydrocarbon exploration, development and production, maritime transportation, and the operation of the Maghreb-Europe gas pipeline.

GAS NATURAL Third quarter 2006 results

4.6.1.1- Results

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
65.9	64.8	1.7	Net sales	210.9	185.5	13.7
-13.0	-13.5	-3.7	Purchases	-34.6	-34.8	-0.6
-1.1	1.1	—	Personnel costs, net	-3.0	-1.8	66.7
-9.7	-10.7	-9.3	Other expenses/income	-34.4	-23.9	43.9

42.1	41.7	1.0	EBITDA	138.9	125.0	11.1

-12.0	-11.9	0.8	Charge for depreciation and amortisation	-37.4	-35.5	5.4
0.1	—	—	Variation in operating provisions	0.1	0.1	0.0

30.2	29.8	1.3	Operating income	101.6	89.6	13.4

Net sales in the Upstream+Midstream business totalled €210.9 million, a 13.7% increase.

EBITDA amounted to €138.9 million in 9M06, 11.1% more than in 9M05, basically as a result of a larger contribution from EMPL (despite a slight reduction in the volume transported), greater utilisation of the tanker fleet this year (97%, vs. 76% in 9M05), and the dollar’s appreciation.

E&P operations are booked using the “successful efforts” method, under which drilling costs are expensed as they are incurred and the costs of the drilling phase are treated provisionally as construction in progress until such time as it is determined whether there are proven reserves to justify commercial development.

4.6.1.2.- Main aggregates

The main aggregates in international gas transportation are as follows:

3Q06	3Q05%			9M06	9M05%
30,780	35,650	-13.7	Gas transportation-EMPL (GWh):	99,381	109,085	-8.9
7,230	8,901	-18.8	Portugal-Morocco	23,179	26,356	-12.1
23,550	26,749	-12.0	GAS NATURAL	76,202	82,729	-7.9

The gas transportation activity conducted in Morocco, through companies EMPL and Metragaz, represented a total volume of 99,381 GWh in 9M06, 8.9% less than in 9M05. Of that figure, 76,202 GWh were transported for GAS NATURAL through Sagane and 23,179 GWh for Portugal and Morocco.

In March 2006, GAS NATURAL acquired 100% of Petroleum Oil & Gas España, a company involved in hydrocarbon exploration, development and production in Spain, with gas reserves basically in the Guadalquivir valley. The acquisition of Petroleum Oil & Gas provides GAS NATURAL with the only known reserves of gas in Spain, enabling it to strengthen and expand its know-how in E&P.

Under the agreement between GAS NATURAL and Repsol YPF, the partners have commenced joint development of the Gassi Chergui (Algeria) exploration project, and the Gassi Touil (Algeria) integrated project to explore, produce and supply LNG, which includes building an LNG plant in Arzew with a capacity of 5.2 bcm per year that can be extended in the future with a second train; the period for executing and constructing these projects is 54 months. El Andalus LNG, the company which will build and operate the project, in which GAS NATURAL has a 32% stake, was founded in May 2006.

GAS NATURAL Third quarter 2006 results

Through Stream, their joint venture, GAS NATURAL and Repsol YPF have signed a memorandum of understanding with the Nigerian government for the development of a major LNG project in that country, including the possible construction and operation of an LNG liquefaction plant with an initial capacity of 10 bcm of natural gas, and for the acquisition and development of gas reserves to feed the plant. The initiative will help ensure gas supplies in the long term.

In April 2006, GAS NATURAL and Repsol YPF signed a standard 20-year time charter for a gas tanker (capacity: 138,000 m3) which will come into service in 2009 to cover projected LNG shipping needs. Stream has also issued a request for proposals to build up to 11 gas tanker ships, in two phases, to cover future needs arising from the projects under development.

GAS NATURAL has filed an application with the Italian Industry Ministry for permission to develop projects to build two regasification plants in Italy (Trieste and Taranto). The two projects are similar, consisting of two tanks with a capacity of 150,000 m3 and a regasification capacity of 8 bcm per year each.

4.6.2.- Wholesale & Retail

This area includes wholesale and retail gas supply in Spain and other countries, and the supply of other related products and services in Spain.

The supply of gas to other distributors corresponds to supplies to Enagás for the regulated gas distribution market.

4.6.2.1- Results

(unaudited)

3Q06	3Q05%		(€ Mn)	9M06	9M05%
1,301.1	1,233.7	5.5	Net sales	4,760.3	3,717.5	28.1
-1,234.1	-1,207.2	2.2	Purchases	-4,564.0	-3,610.7	26.4
-5.4	-7.9	-31.6	Personnel costs, net	-17.1	-17.5	-2.3
-22.6	-4.9	—	Other expenses/income	-86.2	-51.2	68.4

39.0	13.7	—	EBITDA	93.0	38.1	—

-1.6	-1.3	23.1	Charge for depreciation and amortisation	-4.8	-3.8	26.3
-8.6	-6.7	28.4	Variation in operating provisions	-13.2	-7.2	83.3

28.8	5.7	—	Operating income	75.0	27.1	—

Net sales in the gas supply business totalled €4,760.3 million, a 28.1% increase on 9M05. EBITDA in the period amounted to €93.0 million, compared with €38.1 million in the same period of 2005.

Under the Spanish Industry Ministry’s Order ITC 4101/2005, dated 27 December, which also establishes the natural gas tariffs for 2006, the raw material cost calculation structure includes the procurement cost expected in the winter months (in line with that recognised in Order ITC 3321/2005, dated 27 October), which improves prices in the liberalised market. The raw material cost was increased by 14%.

As a result of measures adopted to favour liberalisation, the recognition of raw material costs, convergence towards international prices, and the commercial policy applied by GAS NATURAL, EBITDA continued the positive trend that commenced in mid-2005.

GAS NATURAL Third quarter 2006 results

GAS NATURAL is maintaining its commercial policy oriented towards optimising its portfolio of liberalised market gas contracts and its pricing policy in order to adapt to current market conditions.

4.6.2.2. - Main aggregates

The main aggregates in the procurement and supply activity are as follows:

3Q06	3Q05%			9M06	9M05%
63,809	62,451	2.2	Gas supply (GWh):	221,496	219,325	1.0
53,439	55,524	-3.8	Spain:	188,767	189,687	-0.5
7,610	8,671	-12.2	Regulated market	41,838	44,288	-5.5
45,829	46,853	-2.2	Liberalised market:	146,929	145,399	1.1
38,058	35,835	6.2	GAS NATURAL[8]	122,087	111,506	9.5
7,771	11,028	-29.5	Supply to third parties	24,842	33,893	-26.7
10,370	6,927	49.7	International:	32,729	29,638	10.4
7,801	4,998	56.1	Supply	22,614	21,201	6.7
2,569	1,929	33.2	Supply Europe	10,115	8,437	19.9
—	—	—	Multiutility contracts (at 30/09)	2,267,541	2,180,551	4.0
—	—	—	Contracts per customer (at 30/09)	1.46	1.46	—

A total of 221,496 GWh of natural gas was supplied wholesale, i.e. 1.0% more than in 9M05; 188,767 GWh were sold in the Spanish market (-0.5%) and the other 32,729 GWh were sold in other countries (+10.4%).

Wholesale gas supplies for the regulated market are sold to Enagás which, in addition to inventory management, supplies the gas to distribution companies, both those in the GAS NATURAL group and third parties; the total amount decreased by 5.5% to 41,838 GWh due to greater market opening despite certain mid-sized industrial customers reverting to the regulated market.

Sales to the liberalised market amounted to 146,929 GWh, a 1.1% increase on 9M05. Of those sales, 122,087 GWh were to end customers of GAS NATURAL, mainly in the industrial market, as well as to CCGTs and households (9.5% more than in 9M05). GAS NATURAL sold 24,842 GWh of gas for supply to the liberalised market by other supply companies (a 26.7% decrease).

Gas procurements in other countries surged in the third quarter (+49.7%) as a result of certain non-recurring opportunistic procurements, and to higher sales by GAS NATURAL’s supply company in France (included under “Supply Europe”).

In GAS NATURAL’s multi-product area, close to 113,800 gas maintenance contracts were added in 9M06, making a total of 1,538,700 contracts in force at 30 September 2006. At 30 September 2006, GAS NATURAL had 204 franchise centres, one company-owned centre and 687 associated centres—a powerful sales network that is unmatched in Spain.

At 30 September 2006, GAS NATURAL had close to 2,268,000 contracts for products and services other than gas sales, which include financial services and the sale of electricity; this represents a 4.0% increase on 30 September 2005; that represents 1.46 contracts per customer in Spain.

Because of marketing efforts, the number of homes with gas heating increased by 27,100, and 35,300 appliances were sold, including over 8,800 air conditioning installations.

[8]	Does not include exchanges with other energy companies.

GAS NATURAL Regulatory disclosures

Summarised below are the regulatory disclosures to the CNMV from 1 January 2006 to this date:

•	GAS NATURAL files press advertisement announcing the interim dividend payment (disclosed 3 January 2006).

•	GAS NATURAL respects the Competition Court’s decision but reiterates that the tender offer for Endesa does not pose any competition problems (disclosed 5 January 2006).

•	In a visit to Galicia by the Group’s Human Resources Manager and Strategy & Development Manager, GAS NATURAL states that the tender offer will not have an impact on jobs or investments in Galicia (disclosed 13 January 2006).

•	GAS NATURAL files a copy of the order by the President of the Court of First Instance of the European Communities dated 1 February 2006 (disclosed 2 February 2006).

•	The Board of Directors of GAS NATURAL will study whether or not it will accept the conditions imposed by the Spanish Cabinet in order to proceed with the tender offer (disclosed 3 February 2006).

•	GAS NATURAL announces that it will hold a press conference to inform the media about the decision made at the extraordinary Board of Directors meeting regarding the conditions imposed by the Spanish Cabinet in order to go ahead with the tender offer for Endesa (disclosed 6 February 2006).

•	On 6 February 2006, the Board of Directors of GAS NATURAL resolves to continue with the tender offer in view of the Spanish Cabinet’s decision to impose certain conditions regarding the economic concentration consisting of GAS NATURAL taking exclusive control of Endesa (disclosed 6 February 2006).

•	GAS NATURAL files the presentation from the press conference held on 6 February 2006 (disclosed 6 February 2006).

•	On 6 February 2006, the Board of Directors of GAS NATURAL appoints Miguel Valls Maseda (independent director) as member of the Board of Directors’ Audit & Control Committee in place of José Luis Jové Vintró (proprietary director) (disclosed 7 February 2006).

•	GAS NATURAL announces the start-up of the Escombreras (Cartagena) 1,200 MW combined cycle plant (disclosed 16 February 2006).

•	GAS NATURAL publishes the invitation to the conference call to discuss the 2005 earnings (disclosed 17 February 2006).

•	In response to the tender offer made by German company E. On for Endesa, GAS NATURAL issues a communiqué stating that its tender offer is going ahead as planned, in line with the initially-planned approval periods (disclosed 21 February 2006).

•	The Board of Directors analyses the recent changes in the energy sector regulations and maintains its decision to continue with the tender offer for the stock of Endesa (disclosed 28 February 2006).

•	GAS NATURAL files documentation on the publication of its 2005 results (disclosed 1 March 2005).

GAS NATURAL RESULTS 3Q06

GAS NATURAL Regulatory disclosures

•	GAS NATURAL files its presentation of 2005 earnings in both Spanish and English (disclosed 1 March 2006).

•	The CNMV indicates the acceptance period for the tender offer for Endesa (disclosed 6 March 2006),

•	The Board of Directors of Gas Natural SDG decides to hold an Extraordinary Shareholders’ Meeting on 7 April (disclosed 6 March 2006).

•	GAS NATURAL files the documentation made available to shareholders for the Extraordinary Shareholders’ Meeting (disclosed 7 March 2006).

•	GAS NATURAL rejects the statement by José María Cuevas, Chairman of the Spanish industry federation CEOE (disclosed 9 March 2006).

•	GAS NATURAL, Repsol YPF and Sonatrach agree the constitution of Sociedad de Licuefacción (disclosed 14 March 2006).

•	GAS NATURAL will analyse the precautionary measures ordered by the Madrid Mercantile Court no. 3 (disclosed 21 March 2006).

•	GAS NATURAL will study the court order before taking the legal steps it considers appropriate to defend its interests and those of its shareholders (disclosed 21 March 2006).

•	GAS NATURAL resolves to propose that the Shareholders’ Meeting increase the dividend by 18.3% and pay a total of 84 cent gross per share out of 2005 income, 31 cent of which were paid in January (disclosed 31 March 2006).

•	GAS NATURAL acquires 100% of Petroleum Oil & Gas España S.A. (disclosed 31 March 2006).

•	GAS NATURAL and Repsol YPF sign a framework agreement to develop a macro LNG project in Nigeria (disclosed 7 April 2006).

•	GAS NATURAL files the presentation given at the press conference on the occasion of the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	GAS NATURAL files the presentation give at the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	GAS NATURAL files the documentation provided to shareholders at the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	GAS NATURAL files the press release issued on the occasion of the Extraordinary Shareholders’ Meeting (disclosed 7 April 2006).

•	The Extraordinary Shareholders’ Meeting approves all the items on the Agenda contained in the notice of meeting (disclosed 7 April 2006).

•	GAS NATURAL will examine the grounds and consequences of the Supreme Court decision (disclosed 21 April 2006).

•	The Board of Directors of GAS NATURAL resolves to hold the Ordinary Shareholders’ Meeting on 8 June 2006 (disclosed 5 May 2006).

•	GAS NATURAL files the documentation made available to shareholders for the Ordinary Shareholders’ Meeting (disclosed 5 May 2006).

GAS NATURAL Regulatory disclosures

•	GAS NATURAL and Repsol YPF sign a contract for a new LNG tanker ship (disclosed 8 May 2006).

•	GAS NATURAL files documentation on the publication of its first quarter 2006 results (disclosed 9 May 2006).

•	GAS NATURAL files its presentation of 1Q06 earnings in both Spanish and English (disclosed 9 May 2006).

•	GAS NATURAL announces that, since Guzmán Solana Gómez is no longer an employee of the company, he is no longer classified as an Executive Director and is re-classified as a Proprietary Director nominated by Repsol YPF (disclosed 11 May 2006).

•	GAS NATURAL files a correction to the motions laid by the Board of Directors before the Ordinary Shareholders’ Meeting scheduled for 8 June 2006 (disclosed 30 May 2006).

•	Announcement that all the items on the Agenda of the Ordinary Shareholders’ Meeting on 8 June 2006 were passed as proposed by the Board of Directors of Gas Natural SDG (disclosed 8 June 2006).

•	Filing of information relating to the Ordinary Shareholders’ Meeting (disclosed 8 June 2006).

•	GAS NATURAL files a document relating to the presentation given at the Ordinary Shareholders’ Meeting (disclosed 8 June 2006).

•	GAS NATURAL files the presentation to the media on the occasion of the Ordinary Shareholders’ Meeting (disclosed 8 June 2006).

•	GAS NATURAL and Málaga city government sign an agreement to build a 400 MW combined cycle plant (disclosed 14 June 2006).

•	Remittal of the press advertisement announcing the payment of the supplementary dividend (disclosed 28 June 2006).

•	GAS NATURAL and ASCER sign the largest supply contract in Spanish industry (disclosed 28 June 2006).

•	GAS NATURAL announces the adjustment to the consideration per Endesa share in its Offer as a result of the payment of a dividend by Endesa (disclosed 3 July 2006).

•	GAS NATURAL publishes the invitation to the conference call to discuss the 1H06 earnings (disclosed 3 July 2006).

•	GAS NATURAL files a communiqué on its position with regard to the decision by the Luxembourg Court of First Instance as to the domestic dimension of Gas Natural’s tender offer for Endesa (disclosed 14 July 2006).

•	GAS NATURAL implements a Code of Conduct for all its employees (disclosed 18 July 2006).

•	GAS NATURAL attains 300,000 customers in Italy (disclosed 20 July 2006).

•	GAS NATURAL has completed the reduction of its stake in Enagás to the 5% ceiling required by current legislation, ahead of the 1 January 2007 deadline (disclosed 8 August 2006).

GAS NATURAL Regulatory disclosures

•	GAS NATURAL sells 10% of distribution company Gasnalsa to Naturgas Energía for €9 million, subject to the corresponding administrative authorisations (disclosed 8 September 2006).

•	On 29 September 2006, the Board of Directors of GAS NATURAL approved the company’s new organisation structure, whose aim is to strengthen it so as to maintain its leading position in the energy sector (disclosed 29 September 2006).

•	GAS NATURAL publishes the invitation to the conference call to discuss the 3Q06 earnings (disclosed 11 October 2006).

•	GAS NATURAL holds its first Board of Directors meeting at its new headquarters in Plaza del Gas, 1, located in Barcelona’s Barceloneta district (disclosed 27 October 2006).

GAS NATURAL Annexes

• GAS NATURAL:	CONSOLIDATED PROFIT & LOSS ACCOUNT

• GAS NATURAL:	ANALYSIS OF RESULTS BY ACTIVITY

• GAS NATURAL:	CONSOLIDATED BALANCE SHEET

• GAS NATURAL:	CONSOLIDATED CASH FLOW STATEMENT

GAS NATURAL Consolidated profit & loss account

(unaudited)

(€ Mn)	9M06	9M05
Net sales	7,707.1	5,782.5
Other revenues	62.6	60.0
Purchases	-5,583.0	-4,017.2
Personnel costs, net	-204.7	-187.5
Other costs	-566.4	-517.0

EBITDA	1,415.6	1,120.8
Depreciation and amortization of fixed assets	-437.2	-378.3
Change in operating provisions	-38.0	-20.4

OPERATING INCOME	940.4	722.1
Financial results, net	-202.6	-165.7
Net loss from assets deterioration	—	-0.4
Equity income	4.1	33.0
Gains on disposal on non current assets	223.8	215.8

CONSOLIDATED PRE-TAX PROFIT	965.7	804.8
Corporate income tax	-264.9	-223.5
Minority interest	-53.9	-52.4

PROFIT ATTRIBUTABLE TO THE GROUP	646.9	528.9

GAS NATURAL Analysis of results by activity

EBITDA

(unaudited)

(€ Mn)	1Q06	2Q06	3Q06	4Q06	2006
DISTRIBUTION	330.9	284.0	303.4		918.3
Spain	217.6	197.6	200.4		615.6
Latin America	92.5	86.9	100.3		279.7
Italy	20.8	-0.5	2.7		23.0
ELECTRICITY	89.1	72.4	89.6		251.1
Spain	71.0	59.9	72.9		203.8
Puerto Rico	18.1	12.5	16.7		47.3
GAS	79.7	71.1	81.1		231.9
Up + Midstream	54.6	42.2	42.1		138.9
Wholesale & Retail	25.1	28.9	39.0		93.0
REST	8.2	-1.0	7.1		14.3

TOTAL GAS NATURAL	507.9	426.5	481.2		1,415.6

(unaudited)

(€ Mn)	1Q05	2Q05	3Q05	4Q05	2005
DISTRIBUTION	292.3	253.9	275.5	300.1	1,121.8
Spain	210.7	180.2	192.4	194.5	777.8
Latin America	64.8	72.6	82.5	96.8	316.7
Italy	16.8	1.1	0.6	8.8	27.3
ELECTRICITY	34.9	31.3	55.1	30.7	152.0
Spain	22.1	15.9	38.8	13.0	89.8
Puerto Rico	12.8	15.4	16.3	17.7	62.2
GAS	57.4	50.3	55.4	73.7	236.8
Up + Midstream	43.9	39.4	41.7	50.6	175.6
Wholesale & Retail	13.5	10.9	13.7	23.1	61.2
REST	8.3	-1.4	7.8	-6.5	8.2

TOTAL GAS NATURAL	392.9	334.1	393.8	398.0	1,518.8

GAS NATURAL Analysis of results by activity

Operating income

(unaudited)

(€ Mn)	1Q06	2Q06	3Q06	4Q06	2006
DISTRIBUTION	230.8	171.6	207.1		609.5
Spain	152.8	119.4	136.4		408.6
Latin America	63.9	59.7	75.8		199.4
Italy	14.1	-7.5	-5.1		1.5
ELECTRICITY	63.1	51.4	63.4		177.9
Spain	52.4	41.3	51.0		144.7
Puerto Rico	10.7	10.1	12.4		33.2
GAS	64.1	53.5	59.0		176.6
Up + Midstream	41.5	29.9	30.2		101.6
Wholesale & Retail	22.6	23.6	28.8		75.0
REST	0.2	-18.4	-5.4		-23.6

TOTAL GAS NATURAL	358.2	258.1	324.1		940.4

(unaudited)

(€ Mn)	1Q05	2Q05	3Q05	4Q05	2005
DISTRIBUTION	207.3	162.3	181.3	201.7	752.6
Spain	148.0	114.4	127.1	127.8	517.3
Latin America	47.5	51.8	60.9	68.7	228.9
Italy	11.8	-3.9	-6.7	5.2	6.4
ELECTRICITY	24.6	11.7	39.8	12.3	88.4
Spain	16.3	1.3	27.4	-0.1	44.9
Puerto Rico	8.3	10.4	12.4	12.4	43.5
GAS	44.1	37.1	35.5	56.5	173.2
Up + Midstream	32.4	27.4	29.8	38.1	127.7
Wholesale & Retail	11.7	9.7	5.7	18.4	45.5
REST	0.4	-16.2	-5.8	-24.0	-45.6

TOTAL GAS NATURAL	276.4	194.9	250.8	246.5	968.6

GAS NATURAL Analysis of results by activity

Tangible investments

(unaudited)

(€ Mn)	1Q06	2Q06	3Q06	4Q06	2006
DISTRIBUTION	95.2	135.8	120.6		351.6
Spain	57.1	97.8	79.6		234.5
Latin America	23.2	25.0	29.1		77.3
Italy	14.9	13.0	11.9		39.8
ELECTRICITY	104.0	88.5	59.7		252.2
Spain	99.9	87.2	58.2		245.3
Puerto Rico	4.1	1.3	1.5		6.9
GAS	28.5	6.6	31.2		66.3
Up + Midstream	26.7	4.5	27.6		58.8
Wholesale & Retail	1.8	2.1	3.6		7.5
REST	3.8	4.0	8.6		16.4

TOTAL GAS NATURAL	231.5	234.9	220.1		686.5

(unaudited)

(€ Mn)	1Q05	2Q05	3Q05	4Q05	2005
DISTRIBUTION	79.7	152.8	153.1	225.8	611.4
Spain	45.3	90.5	86.7	131.7	354.2
Latin America	25.6	43.7	47.6	73.8	190.7
Italy	8.8	18.6	18.8	20.3	66.5
ELECTRICITY	162.5	101.8	89.7	95.8	449.8
Spain	160.1	100.9	89.5	95.5	446.0
Puerto Rico	2.4	0.9	0.2	0.3	3.8
GAS	3.2	4.0	7.9	18.4	33.5
Up + Midstream	1.5	1.4	4.3	10.0	17.2
Wholesale & Retail	1.7	2.6	3.6	8.4	16.3
REST	4.4	2.9	7.6	15.8	30.7

TOTAL GAS NATURAL	249.8	261.5	258.3	355.8	1,125.4

GAS NATURAL Analysis of results by activity

Main aggregates in Latin America (GWh)

	1Q06	2Q06	3Q06	4Q06	2006
Argentina-
Gas activity sales:	18,224	15,293	17,707		51,224
Gas sales:	5,476	7,133	9,177		21,786
Residential	1,834	5,147	7,245		14,226
Industrial	1,878	1,981	2,032		5,891
Automotion	1,764	5	-100		1,669
TPA	12,748	8,160	8,530		29,438
Brazil-
Gas sales:	11,283	10,353	11,492		33,128
Residential	453	532	560		1,545
Industrial	5,326	5,148	5,050		15,524
Electricity companies	3,174	2,089	3,261		8,524
Automotion	2,330	2,584	2,621		7,535
Colombia-
Gas sales:	3,024	3,235	3,526		9,785
Residential	1,457	1,502	1,535		4,494
Industrial	1,212	1,338	1,495		4,045
Automotion	355	395	496		1,246
Mexico-
Gas activity sales:	10,694	10,754	11,026		32,474
Gas sales:	4,713	4,140	4,207		13,060
Residential	2,203	1,593	1,589		5,385
Industrial	2,488	2,523	2,593		7,604
Automotion	22	24	25		71
TPA	5,981	6,614	6,819		19,414

	1Q05	2Q05	3Q05	4Q05	2005
Argentina-
Gas activity sales:	16,550	18,067	17,481	17,261	69,359
Gas sales:	4,268	8,094	10,174	5,891	28,427
Residential	1,697	4,686	6,957	3,337	16,676
Industrial	874	1,413	1,246	598	4,131
Automotion	1,697	1,995	1,971	1,957	7,620
TPA	12,282	9,973	7,307	11,370	40,932
Brazil-
Gas sales:	10,035	9,706	11,240	12,299	43,280
Residential	436	492	536	513	1,977
Industrial	4,627	4,848	5,319	5,512	20,306
Electricity companies	3,020	2,297	3,198	3,904	12,419
Automotion	1,952	2,069	2,187	2,370	8,578
Colombia-
Gas sales:	2,559	2,748	2,877	3,013	11,197
Residential	1,289	1,363	1,415	1,427	5,494
Industrial	1,028	1,101	1,120	1,242	4,491
Automotion	242	284	342	344	1,212
Mexico-
Gas activity sales:	10,436	10,054	10,219	10,863	41,572
Gas sales:	4,533	3,926	4,058	4,470	16,987
Residential	2,362	1,734	1,521	2,025	7,642
Industrial	2,149	2,168	2,514	2,421	9,252
Automotion	22	24	23	24	93
TPA	5,903	6,128	6,161	6,393	24,585

GAS NATURAL Consolidated balance sheet

(unaudited)

(€ Mn)	30/09/06	30/09/05
Non-Current Assets-	10,378.6	9,819.2
Tangible assets	7,882.7	7,298.6
Goodwill	444.0	452.1
Other intangible assets	1,218.4	1,281.9
Investment in associated companies	33.0	204.8
Other non-current assets	800.5	581.8
Current Assets-	2,692.4	2,491.8
Inventories	484.9	430.0
Debtors and other accounts receivable	1,831.7	1,609.8
Other current assets	142.6	161.1
Cash and cash equivalent	233.2	290.9

TOTAL ASSETS	13,071.0	12,311.0

(unaudited)

(€ Mn)	30/09/06	30/09/05
Shareholders’ Equity-	6,011.2	5,344.0
Equity of Parent Company	5,653.0	5,069.9
Minority interest	358.2	274.1
Non-Current Liabilities-	4,772.9	4,657.2
Non-current financial debt	2,941.9	3,000.0
Provisions	414.6	344.1
Other non-current liabilities	1,416.4	1,313.1
Current Liabilities-	2,286.9	2,309.8
Current financial debt	513.2	535.9
Accounts payable and other current liabilities	1,773.7	1,773.9

TOTAL LIABILITIES	13,071.0	12,311.0

GAS NATURAL Consolidated Cash Flow statement

(unaudited)

(€ Mn)	9M06	9M05
Cash flow from ordinary activities	1,250.5	895.3

Operating income	940.4	722.1
Depreciation and amortization of fixed assets	475.2	398.7
Deferred revenues recognised in income	-28.9	-22.7
Variation in working capital and other changes	218.9	56.5
Interest and taxes paid	-355.2	-259.3

Investment cash flow	-492.7	-812.7

Acquisition of companies	-36.7	-265.8
Acquisition of tangible assets	-815.5	-911.7
Other acquisitions and transfers	-28.1	-52.7
Revenue from disposal of non-current assets	309.5	357.1
Dividends and interest received	27.9	30.4
Deferred revenues received	50.2	30.0

Financing cash flow	-702.8	-22.5

Net financial debt received/cancelled	-285.5	330.6
Dividends paid	-417.3	-335.2
Other debt received/cancelled	—	-17.9

Net change in cash and cash equivalents	32.4	60.1

Beginning cash and cash equivalents	200.8	206.4
Translation differences	-22.6	24.4
Net change in cash and cash equivalents	32.4	60.1
Ending cash and cash equivalents	233.2	290.9

GAS NATURAL

Investor Relations

Pl. del Gas, 1

08003 Barcelona

SPAIN

Telephone	+34 934 025 891
Fax	+34 934 025 896

e-mail:

relinversor@gasnatural.com

Internet:

www.gasnatural.com

GAS NATURAL RESULTS 3Q06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: November 7, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer